EXHIBIT 3.5
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           CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF

                             ANNIE'S HOMEGROWN, INC.

         Annie's Homegrown, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY
CERTIFY:

         FIRST: That, at a meeting of the stockholders of the Corporation, duly convened on [________], 2002, the following resolution proposing an amendment to the Certificate of Incorporation of said Corporation was duly adopted:

RESOLVED That Article Fourth of the Certificate of Incorporation, as amended to -------- date, be further amended by striking the existing Article Fourth, and replacing it, in its entirety with the following:

"The total number of shares of all classes of stock which the Corporation shall have authority to issue is Eleven Million (11,000,000) shares, consisting of Ten Million (10,000,000) shares of Common Stock, $0.001 par value per share (the "Common Stock") and One Million (1,000,000) shares of Preferred Stock, par value $2.00 per share (the "Preferred Stock"), having the rights and preferences as set forth in a certain Certificate of Stock Designation, filed with the Secretary of State of the State of Delaware on November 30, 1999, as amended (the "Certificate of Designation").

Each 2,000 shares of the Corporation's Common Stock, par value $0.001 per share, issued and outstanding as of the close of business on the date of filing of this Certificate of Amendment are hereby converted and reclassified into one share of the Corporation's Common Stock, par value $0.001 per share (the "Reverse Stock Split"), with the Corporation issuing fractional shares in the event that the Reverse Stock Split causes a holder of the Company's Common Stock to hold an amount of shares that is other than a whole number; PROVIDED, HOWEVER, that in the event that a holder of such Common Stock holds less than one share as a result of the Reverse Stock Split, such holder shall be issued, in lieu of fractional shares, units of Scrip equal to the number of pre-Reverse Stock Split Common Stock held by such holder, having the rights and preferences set forth below.
                         RIGHTS AND PREFERENCES OF SCRIP

1. VOTING RIGHTS. The Scrip shall have no voting rights with respect to any matter for which a vote of the company's stockholders may be held or is required.

2. DIVIDENDS. Subject to the provisions of Sections 4 and 5, below, the holders of Scrip shall have no right to dividends declared by the Board of Directors of the Corporation or paid by the Corporation, nor shall any amount be set aside for payment or distribution to the holders of Scrip in the event that such a declaration is paid or declared.

3. REDEMPTION. Holders of Scrip shall have no right to cause the Scrip to be redeemed by the Corporation or otherwise to cause the Corporation to repurchase such Scrip.

4. LIQUIDATION PREFERENCE. In preference to the holders of the Corporation's Common Stock and after payment of the Series A Liquidation Amount, as set forth in the Certificate of Designation, each Scrip holder shall be entitled to receive from the Corporation $6.00 per unit of

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Scrip held by such holder, upon (I) the sale of all or substantially all of the assets of the Corporation (a "Sale of Assets"), (II) a merger or consolidation of the Corporation (a "Merger") pursuant to which the Common Stock of Corporation is converted into equity securities of a corporation other than one controlling, controlled by or under common control with the Corporation and which results in a Change of Control; (III) a sale of substantially all the outstanding shares of common stock of the Corporation by the holders of its voting securities which results in a Change of Control (an "Equity Sale"); or
(IV) liquidation or dissolution of the Corporation ("Liquidation"). (Sale of Assets, Merger, Equity Sale and Liquidation, are herein collectively referred to as "Corporate Transactions"). In the event that the consideration to be paid or issued to the holders of the Corporation's Common Stock in a Corporate Transaction consists of property other than cash or cash equivalents, then provision shall be made whereby the holders of Scrip shall be paid or issued such property until the holders of Scrip have received $6.00 per unit of Scrip (based on the fair market value of such property, as determined in good faith by the Corporation's Board of Directors) in preference to the holders of the Corporation's Common Stock. In the event the Corporation becomes the wholly-owned subsidiary of another corporation (the "Parent") (without involving a Corporate Transaction), the above definitions of Sale of Assets, Equity Sale, Merger and Liquidation shall apply to such Parent and any Corporate Transaction involving Parent shall trigger the liquidation preference described above and the right of conversion described in Section 5 below. For the purpose of this Certificate of Amendment, the term "Change of Control" shall mean a transaction or series of transactions in which the holders of the Corporation's voting securities immediately before the transaction or transactions hold less than a majority of the Corporation's (or the surviving entity's) voting securities after the transaction or transactions.

5. CONVERSION. In the event that (A) the Corporation engages in a Corporate Transaction which would result in a payment of more than $6.00 per unit of Scrip to the Scrip holders if the Scrip holders were instead holders of such number of shares of Common Stock equal to 1/2,000 of each such holder's units of Scrip (adjusted for stock splits, stock dividends, recapitalizations after the date of filing of this Certificate of Amendment with the Secretary of State of Delaware), or (B) if the Company, or its successors, engages in a public offering of securities registered under the Securities Act of 1933, as amended, then the Scrip shall automatically and without any action on the part of the Scrip holders be converted into shares of Common Stock at the rate of one share of Common Stock for every 2,000 units of Scrip, adjusted for stock dividends, splits, and recapitalizations with respect to the Common Stock after the date of filing of this Certificate of Amendment with the Secretary of State of Delaware."

         SECOND: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Annie's Homegrown, Inc. has caused this certificate to be signed by John Foraker, its Chairman, this [___] day of [______], 2002.



                                                     ANNIE'S HOMEGROWN, INC.

                                                     By:
                                                         -----------------------
                                                         John Foraker, Chairman



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